Sun Life Reports Fourth Quarter and Full Year 2022 Results
The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2022. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (February 8, 2023) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the fourth quarter and full year ended December 31, 2022.
•Q4'22 reported net income of $951 million decreased 12% from Q4'21; reported ROE(1) was 15.1%.
•Q4'22 underlying net income(1) of $990 million increased 10% from Q4'21; underlying ROE(1) was 15.7%.
•2022 reported net income of $3,060 million decreased 22% from 2021; reported ROE(1) was 12.5%.
•2022 underlying net income(1) of $3,674 million increased 4% from 2021; underlying ROE(1) was 15.1%.

"Sun Life delivered strong fourth quarter results led by earnings growth in the U.S. and Canada," said Kevin Strain, President and CEO of Sun Life. "Our balanced and diversified business model supported solid 2022 results, including an 18% increase in insurance sales, strong performance from our U.S. and Canada businesses, and $21.5 billion of inflows at SLC Management."

"In 2022, we continued to drive our Client Impact Strategy, helping our approximately 85 million global Clients achieve lifetime financial security and live healthier lives. We built new digital tools and processes and added solutions to elevate Client experience and their evolving needs. We also expanded our scale and capabilities by effectively deploying capital through new bancassurance agreements in Asia, acquiring Advisors Asset Management Inc., a U.S. high-net-worth retail distribution firm under SLC Management, as well as forming a strategic asset management partnership with Phoenix Group as part of the intended sale of our UK business, and began the integration of DentaQuest in the U.S. We ended the year with a strong capital position and are positioned well for the transition to IFRS 17. All of this is driven by our exceptional people and validated by the recognition we’ve received as a Great Place to Work in many countries where we do business."

	Quarterly results		Year-to-date
Profitability	Q4'22	Q4'21	2022	2021
Reported net income - Common shareholders ($ millions)	951	1,078	3,060	3,934
Underlying net income ($ millions)(1)	990	898	3,674	3,533
Reported EPS ($)(2)	1.62	1.83	5.21	6.69
Underlying EPS ($)(1)(2)	1.69	1.53	6.27	6.03
Reported return on equity ("ROE")(1)	15.1%	18.0%	12.5%	17.1%
Underlying ROE(1)	15.7%	15.0%	15.1%	15.4%

Growth	Q4'22	Q4'21	2022	2021
Insurance sales ($ millions)(1)	1,843	1,606	4,321	3,674
Wealth sales and asset management gross flows ($ millions)(1)	45,754	56,708	204,113	228,408
Value of new business ("VNB") ($ millions)(1)	468	494	1,253	1,346
Assets under management ("AUM") ($ billions)(1)(3)	1,326	1,445

Financial Strength	Q4'22	Q4'21
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	130%	145%
Sun Life Assurance(5)	127%	124%
Financial leverage ratio (at period end)(1)(6)	25.1%	25.5%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in our MD&A for the period ended December 31, 2022 ("2022 Annual MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)AUM is comprised of General Funds and Segregated Funds on our Statements of Financial Position, and other third-party assets managed by the Company ("other AUM"). For more details, see the Non-IFRS Financial Measures section in this document and in our 2022 Annual MD&A.
(4)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in this document. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(6)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
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Financial and Operational Highlights - Quarterly Comparison (Q4'22 vs. Q4'21)
Our strategy is focused on key business segments, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss) - Common shareholders			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales and asset management gross flows(1)
	Q4'22	Q4'21	change	Q4'22	Q4'21	change	Q4'22	Q4'21	change	Q4'22	Q4'21	change
Canada	367	356	3%	324	266	22%	246	241	2%	6,584	5,676	16%
U.S.	110	85	29%	240	72	233%	1,221	1,020	20%	—	—	—
Asset Management	322	140	130%	313	382	(18)%	—	—	—	37,380	46,986	(20)%
Asia	98	446	(78)%	152	130	17%	376	345	9%	1,790	4,046	(56)%
Corporate	54	51	nm(2)	(39)	48	nm(2)	—	—	—	—	—	—
Total	951	1,078	(12)%	990	898	10%	1,843	1,606	15%	45,754	56,708	(19)%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the 2022 Annual MD&A.
(2)Not meaningful.

Reported net income of $951 million decreased $127 million or 12% from prior year, primarily reflecting unfavourable market-related impacts and DentaQuest integration costs, partially offset by the impact of the Canada Tax Rate Change(1), fair value changes on MFS'(2) share-based payment awards and ACMA(3). Prior year reported net income included a gain on the IPO of our India asset management joint venture partially offset by an increase to SLC Management's acquisition-related liabilities(4).

Underlying net income of $990 million(5) increased $92 million or 10% from prior year, driven by business growth and experience in protection and health and contribution from the DentaQuest acquisition. This was partially offset by lower wealth and asset management earnings reflecting declines in global equity markets, and a higher effective tax rate compared to prior year.

Reported ROE was 15.1% and underlying ROE was 15.7% (Q4'21 - 18.0% and 15.0%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 130%.

In 2022, Sun Life was certified as a Great Place to Work® in Canada, the U.S., Vietnam, and the Philippines, recognizing our inclusive culture and commitment to our people. This certification is in addition to our Asia Service Centres in India and the Philippines, which have been certified for several years. Sun Life fosters an equitable environment where diversity is championed, in addition to offering resources and flexibility to support mental, physical and professional well-being. In the U.S., we received five top workplace recognitions in 2022, including Sun Life U.S. being named a 2022 Top Place to Work by The Boston Globe for the fifth time in a row. SLC Management was also named 2022 Best Places to Work in Money Management for the third year in a row by Pensions & Investments(6).

Canada: A leader in health, wealth, and insurance
Canada reported net income of $367 million increased $11 million or 3% from prior year, mainly driven by the impact of the Canada Tax Rate Change(1) and an increase in underlying net income, partially offset by a decrease in the value of real estate investments and lower equity market gains.

Underlying net income of $324 million increased $58 million or 22% from prior year, primarily driven by experience-related items and higher investment-related earnings. Growth in protection and health was mostly offset by lower wealth results reflecting declines in equity markets. Experience in the fourth quarter included favourable morbidity mainly reflecting lower claims volumes and higher margins in Sun Life Health, and investment gains.

Canada insurance sales were $246 million, up 2% year-over-year, as higher large case group benefits sales in Sun Life Health were mostly offset by lower individual participating whole life insurance sales. Canada wealth sales were $7 billion, up 16%, driven by higher defined contribution(7) sales in Group Retirement Services ("GRS"), partially offset by lower individual wealth sales.

We continue to provide innovative solutions and make it easier for Clients to do business with us. In Q4'22, we published two data driven insight reports for plan sponsors, highlighting how they can better support employees to live healthier lives. These reports offer an in-depth analysis from over 1.5 million plan members, identifying potential health risks and trends. This delivers on our commitment to develop solutions for Clients to take action on their health journey, including our Mental Health Coach, Stress Management and Well-being product, Lumino Health Virtual Care. Also, aligned with our Purpose to help Canadians achieve lifetime financial security, in wealth, we continued to digitize our sponsor base, streamlining their experience and allowing members to leverage digital resources to manage their wealth journey. Digitally active members have higher account balances, higher contributions and are more likely to consolidate their assets with us.

(1)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, total Company and Canada reported net income increased by $127 million and $76 million, respectively, in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section C - Profitability in this document for more information.
(2)MFS Investment Management ("MFS").
(3)Assumption changes and management actions ("ACMA").
(4)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(5)Refer to section C - Profitability in this document for more information about experience-related items and to section G - Non-IFRS Financial Measures for a reconciliation between reported net income and underlying net income.
(6)Pensions & Investments, a global news source of money management.
(7)Defined contribution sales include retained business sales.
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U.S.: A leader in health and benefits
U.S. reported net income of $110 million increased $25 million or 29% from prior year, driven by the increase in underlying net income, partially offset by market-related impacts and DentaQuest integration costs.

Underlying net income of $240 million increased $168 million from prior year, driven by growth across all businesses, contribution from the DentaQuest acquisition and favourable experience-related items. Experience in the quarter included favourable morbidity mainly reflecting lower medical stop-loss and group disability claims volumes, and investment gains, partially offset by mortality due to higher value claims. Compared to prior year, mortality experience in Group Benefits improved significantly due to lower COVID-19-related claims.

Foreign exchange translation led to an increase of $9 million and $17 million in reported net income and underlying net income, respectively.

U.S. insurance sales were $1.2 billion, up 20% year-over-year, driven by higher dental(1) and employee benefits sales, partially offset by lower medical stop-loss sales.

Supporting our strategic priority of helping Clients access the health care and obtain the coverage they need, DentaQuest expanded its Advantage Dental+ care practices with four new dental offices in Florida. These practices are located in areas where members have few dental options, helping to increase access to oral health care in underserved communities.

In addition, we continue to make it easier for Clients to do business with us as we expand our digital connectivity capabilities through Application Programming Interfaces ("API"), which alleviate manual administrative tasks, automate processes, improve accuracy and provide real-time updates. For example, we’ve made it easier to apply for life insurance through this new digital functionality, and members now complete the process online 97% of the time, compared to 50% completion for those without this capability.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management reported net income of $322 million increased $182 million from prior year, which included a charge for the increase in SLC Management's acquisition-related liabilities(2) in the fourth quarter of 2021. Q4'22 reported net income also reflects a decline in the fair value of MFS' share-based payment awards, mostly offset by the decline in underlying net income.

Underlying net income of $313 million decreased $69 million or 18% from prior year, primarily due to lower results in MFS, largely reflecting declines in global equity markets which contributed to lower average net assets ("ANA"), partially offset by lower variable compensation expenses and higher net investment returns. SLC Management's underlying net income of $38 million decreased $2 million or 5% from prior year. Higher fee-related earnings reflecting strong capital raising and capital deployment across the platform were mostly offset by real estate investment losses.

Foreign exchange translation led to an increase of $21 million and $20 million in reported net income and underlying net income, respectively.

Asset Management ended Q4'22 with $952 billion in AUM, consisting of $742 billion (US$548 billion) in MFS and $210 billion in SLC Management. Total Asset Management net outflows of $12.6 billion in Q4'22 reflected MFS net outflows of approximately $16.1 billion (US$11.9 billion), partially offset by SLC Management net inflows of approximately $3.5 billion.

MFS maintained a leading position within the U.S. retail mutual fund industry, ending the year 10th based on AUM(3). In the fourth quarter of 2022, 97% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten- and five-year performance, and 48% ranked in the top half of their Morningstar categories based on three-year performance. The MFS pre-tax net operating profit margin(4) was 40% for Q4'22, compared to 43% in the prior year, driven by the decline in ANA.

SLC Management is continuing to progress on its climate commitments with a focus on setting interim targets towards net zero greenhouse gas ("GHG") emissions by 2050. In Q4'22, InfraRed Capital Partners Inc. ("InfraRed") set interim targets aligned with the Net Zero Asset Managers initiative(5), including to have 70% of in-scope assets(6) aligned or aligning(7) by 2030. In addition, for the 12th consecutive year, BentallGreenOak ("BGO") achieved top performance scores for its global real estate platform in the annual GRESB Real Estate Assessment, demonstrating its leadership in sustainable investing.

(1)Dental sales include sales from DentaQuest, acquired on June 1, 2022.
(2)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(3)According to ISS Market Intelligence Simfund.
(4)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2022 Annual MD&A.
(5)An international group of asset managers committed to supporting the goal of achieving net zero greenhouse gas emissions by 2050 or sooner.
(6)In-scope assets comprise approximately 83% of InfraRed's global AUM as at June 30, 2022. Funds where assets are currently being sold or transferred in line with the original fund strategy have been excluded from the commitment.
(7)Aligning towards or aligned to a net zero pathway as defined by criteria set out in the Net Zero Investment Framework. Criteria are asset class-specific. Pathways is the term used to describe the emissions, technologies and investment trajectories that will be needed to deliver net zero. (Paris Aligned Investment Initiative. “Net Zero Investment Framework: Implementation Guide”. 2021).
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Asia: A regional leader focused on fast-growing markets
Asia reported net income of $98 million decreased $348 million or 78% from prior year, reflecting a prior year gain from the IPO of our India asset management joint venture and unfavourable market-related impacts in the current year.

Underlying net income of $152 million increased $22 million or 17% from prior year, driven by business growth and experience in protection and health, including improved mortality compared to prior year which included COVID-19-related claims, partially offset by lower fee-based income reflecting equity market declines. Higher new business strain in Hong Kong was offset by new business gains in International and Vietnam.

Foreign exchange translation led to an increase of $5 million and $1 million in reported net income and underlying net income, respectively.

Asia insurance sales were $376 million, up 9% year-over-year, driven by sales growth in India, International, the Philippines and Vietnam, partially offset by lower sales in China and Hong Kong. Asia wealth sales were $2 billion, down 56%, reflecting lower sales in the Philippines, India and Hong Kong.

We continue to deliver on our distribution excellence strategy. In Vietnam, we achieved breakthrough performance by leveraging our bancassurance partnerships and building a professional advisor team with a focus on providing quality and holistic services to fit our Clients’ needs, driving strong growth in our agency channel. Building on the foundation for sustainable and profitable growth in Sun Life Asia, in Vietnam, we were one of the fastest growing players among the top 10 life insurers, with Q4'22 agency sales and the number of MDRT(1) qualifiers more than tripling prior year(2).

In January 2023, we announced a 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank ("Dah Sing"), with sales expected to start in July 2023, subject to regulatory processes and approvals. Under this partnership, Sun Life will be the exclusive provider of life insurance solutions to Dah Sing's 570,000 retail banking customers, helping to fulfill their savings and protection needs at different life stages. This is Sun Life's first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of over 2,500 expert insurance advisors. Hong Kong is a thriving life insurance hub in Asia and bancassurance is a key distribution channel, accounting for more than 50% of the life insurance distribution mix.

Corporate
Corporate reported net income of $54 million increased $3 million or 6% from prior year, reflecting the net impact of tax-related matters(3) largely offset by the change in underlying net income.

Underlying net loss was $39 million, compared to net income of $48 million in the prior year, reflecting a higher effective tax rate, partially offset by lower expenses.

(1)Million Dollar Round Table ("MDRT"), a global independent association of the world's leading life insurance and financial services professionals.
(2)Based on December 2022 position.
(3)Tax related matters include tax-exempt investment income in reported net income and the impact of the Canada Tax Rate Change. On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, Corporate reported net income increased by $51 million in the fourth quarter, reflected in Other adjustments. Refer to section C - Profitability in this document for more information.
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IFRS 17 Insurance Contracts ("IFRS 17") and IFRS 9 Financial Instruments ("IFRS 9") to be Adopted in 2023
For periods beginning on or after January 1, 2023, we will be adopting IFRS 17, which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. Effective January 1, 2023, we will also be adopting IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The adoption of IFRS 17 and IFRS 9 is not expected to have a material impact on our overall business strategies. However, upon transition at January 1, 2022, the changes in measurement of insurance contract liabilities and timing of recognition of earnings, in combination with IFRS 9, are expected to have the following impacts:
•A net transfer of $4.5 billion from Shareholders’ equity, primarily driven by the establishment of the contractual service margin (“CSM”) on the balance sheet, among other items.
•A high single digit decrease(1) in 2022 underlying net income as we restate the comparative year.

On July 21, 2022, OSFI finalized the LICAT guidelines to reflect the IFRS 17 adoption, effective January 1, 2023. The CSM balance will qualify as Tier 1 available capital. We expect a high single digit increase to the LICAT ratio on adoption and we also expect capital generation and capital sensitivities to be relatively unchanged under the new regime(2).

Our medium-term financial objectives(3), following the adoption of IFRS 17 and 9 as at January 1, 2023, will be:
•Underlying EPS growth: 8-10%
•Underlying ROE: 18%+ (an increase from 16%+ under IFRS 4)
•Underlying Dividend payout ratio: 40-50%

We continue to assess the impact that the adoption of IFRS 17 and IFRS 9 will have on our Consolidated Financial Statements and estimates of the financial impacts are subject to change. For additional details, refer to Note 2 in the 2022 Consolidated Financial Statements for the period ended December 31, 2022.

(1)The amount can be impacted by changes in certain experience-related items that are dependent on economic and/or operating environment factors. This statement is a forward-looking statement within the meaning of applicable securities laws. For more information, see the Forward-looking statements section in this document.
(2)This statement is a forward-looking statement within the meaning of applicable securities laws. For more information, see the Forward-looking statements section in this document.
(3)Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in the 2022 Annual MD&A in section O - Forward-looking Statements.
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6    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2022, Sun Life had total assets under management of $1.33 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, U.S., Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and annual management's discussion and analysis ("MD&A"). We prepare our Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section G - Non-IFRS Financial Measures in this document, and also in our 2022 Annual MD&A and the Supplementary Financial Information package that are available on www.sunlife.com under Investors - Financial results & reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section H - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the Annual and Interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2022. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to section J - Risk Management - 9 - Risks relating to the COVID-19 pandemic in the 2022 Annual MD&A.
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B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q4'22	Q3'22	Q4'21	2022	2021
Net income (loss)
Reported net income (loss) - Common shareholders	951	466	1,078	3,060	3,934
Underlying net income (loss)(1)	990	949	898	3,674	3,533
Diluted earnings per share ($)
Reported EPS (diluted)	1.62	0.80	1.83	5.21	6.69
Underlying EPS (diluted)(1)	1.69	1.62	1.53	6.27	6.03
Reported basic EPS ($)	1.62	0.80	1.84	5.22	6.72
Return on equity (%)
Reported ROE(1)	15.1%	7.6%	18.0%	12.5%	17.1%
Underlying ROE(1)	15.7%	15.5%	15.0%	15.1%	15.4%

Growth	Q4'22	Q3'22	Q4'21	2022	2021
Sales
Insurance sales(1)	1,843	943	1,606	4,321	3,674
Wealth sales(1)	45,754	43,096	56,708	204,113	228,408
Value of new business(1)	468	256	494	1,253	1,346
Assets under management(1)
General fund assets	205,614	203,567	205,374
Segregated funds	125,292	118,564	139,996
Mutual funds, managed funds and other AUM(1)	994,953	952,624	1,099,358
Total AUM(1)	1,325,859	1,274,755	1,444,728

Financial Strength	Q4'22	Q3'22	Q4'21
LICAT ratios(2)
Sun Life Financial Inc.	130%	129%	145%
Sun Life Assurance(3)	127%	123%	124%
Financial leverage ratio(1)(4)	25.1%	26.4%	25.5%
Dividend
Dividend payout ratio(1)	43%	43%	43%
Dividends per common share ($)	0.720	0.690	0.660
Capital
Subordinated debt(4)	6,676	7,075	6,425
Innovative capital instruments(5)	200	200	200
Participating policyholders' equity	1,837	1,764	1,700
Non-controlling interest equity	90	64	59
Preferred shares and other equity instruments	2,239	2,239	2,239
Common shareholders' equity(6)	25,211	24,718	24,075
Total capital(4)	36,253	36,060	34,698
Weighted average common shares outstanding for basic EPS (millions)	586	586	586
Closing common shares outstanding (millions)	586	586	586

(1)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(3)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(4)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(5)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management in our 2022 Annual MD&A.
(6)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
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C. Profitability
The following table reconciles our Common Shareholders' reported net income ("reported net income") and underlying net income. The table also sets out the impacts that other notable items had on reported net income and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q4'22	Q3'22	Q4'21
Reported net income - Common shareholders	951	466	1,078
Less: Market-related impacts(1)	(136)	(160)	156
Assumption changes and management actions(1)	54	7	(19)
Other adjustments(1)(2)	43	(330)	43
Underlying net income(3)	990	949	898
Reported ROE(3)	15.1%	7.6%	18.0%
Underlying ROE(3)	15.7%	15.5%	15.0%
Experience-related items attributable to reported net income and underlying net income(3)(4)
Impacts of investment activity on insurance contract liabilities ("investing activity")	59	63	14
Credit	18	22	32
Mortality	(47)	10	(71)
Morbidity	92	36	(34)
Lapse and other policyholder behaviour ("policyholder behaviour")	(2)	(4)	(10)
Expenses	(28)	5	(47)
Other experience	(4)	(10)	(1)
Total of experience-related(3)(4)	88	122	(117)

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. For more details, see the Non-IFRS Financial Measures section in this document and in our 2022 Annual MD&A.
(3)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(4)Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

Quarterly Comparison - Q4'22 vs. Q4'21
Reported net income of $951 million decreased $127 million or 12%, primarily reflecting unfavourable market-related impacts and DentaQuest integration costs, partially offset by the impact of the Canada Tax Rate Change(1), fair value changes on MFS' share-based payment awards and ACMA. Prior year reported net income included a gain on the IPO of our India asset management joint venture partially offset by an increase to SLC Management's acquisition-related liabilities(2).

Underlying net income of $990 million increased $92 million or 10%, driven by business growth and experience in protection and health and contribution from the DentaQuest acquisition. This was partially offset by lower wealth and asset management earnings reflecting declines in global equity markets, and a higher effective tax rate compared to prior year.

Foreign exchange translation led to an increase of $32 million and $36 million in reported net income and underlying net income, respectively.

Reported ROE was 15.1% and underlying ROE was 15.7% (Q4'21 - 18.0% and 15.0%, respectively).

1.Market-related impacts
Market-related impacts resulted in a decrease of $136 million to reported net income (Q4'21 - an increase of $156 million), reflecting a decrease in the value of real estate investments, interest rate movements and lower equity markets. See section G - Non-IFRS Financial Measures in this document for more information of the components of market-related impacts.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was an increase of $54 million to reported net income (Q4'21 - a decrease of $19 million), from various smaller items.

(1)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $127 million in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section C - Profitability - 5 - Income Taxes in this document for more information.
(2)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    9

3.Other adjustments
Other adjustments increased reported net income by $43 million (Q4'21 - an increase of $43 million), primarily driven by an increase in the value of deferred tax assets related to the impact of the Canada Tax Rate Change(1) partially offset by DentaQuest integration costs.

4.Experience-related items
The notable experience-related items, which impact Q4'22 reported and underlying net income, are as follows:
•Favourable investing activity gains across the businesses;
•Favourable credit experience across the businesses;
•Unfavourable mortality largely from the U.S.;
•Favourable morbidity experience from the U.S. and Canada; and
•Unfavourable expense experience from the U.S. and Canada.

5.Income taxes
The effective tax rate is normally impacted by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.

On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada. This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $127 million in the fourth quarter, reflected in ACMA and Other adjustments. The increase was comprised of after-tax income of $22 million ($31 million pre-tax) in ACMA in Canada, and income of $115 million on the remeasurement of deferred tax assets, partially offset by the impact of the retroactive increase in the tax rate of $10 million in Canada and Corporate in Other adjustments.

The Q4'22 effective income tax/(income tax recovery) rates(2) on reported net income and underlying net income(2) were (1.0)% and 16.1%, respectively (Q4'21 - 4.2% and 4.8%, respectively). In the fourth quarter of 2022, the tax recovery on reported net income was primarily due to the Canada Tax Rate Change, while the effective tax rate on underlying net income was within the expected range of 15% to 20%. In the fourth quarter of 2021, the effective tax rate on underlying net income was below the expected range primarily due to higher tax-exempt investment income and resolutions of prior years' tax matters. For additional information, refer to Note 20 in our Consolidated Financial Statements for the period ended December 31, 2022.

6.Impacts of foreign exchange translation
The impacts of foreign exchange translation led to an increase of $32 million and $36 million in reported net income and underlying net income, respectively.

(1)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result reported net income increased by $127 million in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section C - Profitability - 5 - Income taxes in this document for more information.
(2)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 20 in our Consolidated Financial Statements for the period ended December 31, 2022. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section G - Non-IFRS Financial Measures in this document, and the associated income tax expense.
10    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

D. Growth
1. Sales and Value of New Business

	Quarterly results
($ millions)	Q4'22	Q3'22	Q4'21
Insurance sales by business segment(1)
Canada	246	233	241
U.S.	1,221	366	1,020
Asia	376	344	345
Total insurance sales(1)	1,843	943	1,606
Wealth sales by business segment(1)
Canada	6,584	4,131	5,676
Asia	1,790	2,531	4,046
Total wealth sales excluding Asset Management	8,374	6,662	9,722
Asset Management gross flows(1)	37,380	36,434	46,986
Total wealth sales	45,754	43,096	56,708
Value of New Business(1)	468	256	494

(1)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Total insurance sales increased $237 million or 15% year-over-year ($149 million or 9%(1), excluding foreign exchange translation).
•Canada insurance sales increased 2%, as higher large case group benefits sales in Sun Life Health were mostly offset by lower individual participating whole life insurance sales.
•U.S. insurance sales increased 11%(1), driven by higher dental(2) and employee benefits sales, partially offset by lower medical stop-loss sales.
•Asia insurance sales increased 9%(1), driven by sales growth in India, International, the Philippines and Vietnam, partially offset by lower sales in China and Hong Kong.

Total wealth sales and asset management gross flows decreased $10,954 million or 19% year-over-year ($13,505 million or 24%(1), excluding foreign exchange translation).
•Canada wealth sales increased 16%, driven by higher defined contribution(3) sales in GRS, partially offset by lower individual wealth sales.
•Asia wealth sales decreased 56%(1), reflecting lower sales in the Philippines, India and Hong Kong.
•Asset Management gross flows decreased 26%(1), reflecting lower institutional gross flows in SLC Management and lower institutional and retail gross flows in MFS.

Total Company VNB of $468 million decreased 5% from prior year, driven by lower wealth sales.

(1)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section G - Non-IFRS Financial Measures in this document.
(2)Dental sales include sales from DentaQuest, acquired on June 1, 2022.
(3)Defined contribution sales include retained business sales.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    11

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and other AUM, which is comprised of other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q4'22	Q3'22	Q2'22	Q1'22	Q4'21
Assets under management(1)
General fund assets	205,614	203,567	195,382	196,685	205,374
Segregated funds	125,292	118,564	120,098	133,496	139,996
Other assets under management(1)
Retail(2)(3)	527,617	505,679	508,214	568,678	623,611
Institutional and managed funds(2)(3)	507,673	485,670	475,394	492,980	517,591
Consolidation adjustments and other	(40,337)	(38,725)	(38,054)	(39,686)	(41,844)
Total other AUM(1)	994,953	952,624	945,554	1,021,972	1,099,358
Total assets under management(1)	1,325,859	1,274,755	1,261,034	1,352,153	1,444,728
(1)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2022, these components were renamed to Retail and Institutional and managed funds. Previously, these components of Other AUM were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A.
(3)Effective October 1, 2022, the classification of a MFS fund has changed from Institutional and managed funds to Retail. Other retail and trust accounts have also been reclassified from Institutional and managed funds to Retail. Prior periods have been restated.

AUM decreased $118.9 billion or 8% from December 31, 2021, primarily driven by:
(i)unfavourable market movements on the value of segregated, retail, institutional and managed funds of $159.9 billion;
(ii)net outflows from segregated, retail, institutional and managed funds of $21.5 billion; and
(iii)Client distributions of $4.6 billion; partially offset by
(iv)an increase of $57.3 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(v)an increase of $9.5 billion from other business activities.

Segregated, retail, institutional and managed fund net outflows of $12.7 billion in Q4'22 were largely driven by net outflows of $16.1 billion in MFS, partially offset by net inflows of $3.5 billion in SLC Management.

Retail, Institutional and managed funds and other AUM decreased by $104.4 billion or 9% from December 31, 2021, primarily driven by:
(i)unfavourable market movements of $144.6 billion;
(ii)net outflows of $23.5 billion; and
(iii)Client distributions of $4.6 billion; partially offset by
(iv)foreign exchange translation of $57.6 billion; and
(v)other business activities of $10.7 billion.

12    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

E. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q4'22	Q3'22	Q2'22	Q1'22	Q4'21
LICAT ratio(1)
Sun Life Financial Inc.	130%	129%	128%	143%	145%
Sun Life Assurance	127%	123%	124%	123%	124%
Financial leverage ratio(2)(3)	25.1%	26.4%	25.7%	25.9%	25.5%
Dividend
Underlying dividend payout ratio(2)	43%	43%	45%	46%	43%
Dividends per common share ($)	0.720	0.690	0.690	0.660	0.660
Capital
Subordinated debt(3)	6,676	7,075	6,427	6,426	6,425
Innovative capital instruments(4)	200	200	200	200	200
Participating policyholders' equity	1,837	1,764	1,713	1,704	1,700
Non-controlling interests	90	64	56	62	59
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(5)	25,211	24,718	23,825	23,659	24,075
Total capital(3)	36,253	36,060	34,460	34,290	34,698

(1)Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(3)For Q1'22 and Q4'21, amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(4)Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2022 Annual MD&A.
(5)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As of December 31, 2022, SLF Inc.'s LICAT ratio was 130%, 15 percentage points lower than December 31, 2021, primarily reflecting the DentaQuest acquisition, market-related impacts and dividend payments, partially offset by reported net income, net subordinated debt issuance, net management actions and the smoothing impact of the interest rate scenario switch in North America for participating businesses.

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As of December 31, 2022, Sun Life Assurance's LICAT ratio was 127%, 3 percentage points higher than December 31, 2021, primarily reflecting reported net income, net management actions and the smoothing impact of the interest rate scenario switch in North America for participating businesses, partially offset by market-related impacts and dividend payments to SLF Inc.

The Sun Life Assurance LICAT ratio at the end of 2022 and 2021 was well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at December 31, 2022, our total capital was $36.3 billion, an increase of $1.6 billion compared to December 31, 2021. The increase to total capital included reported net income of $3,060 million, the favourable impacts of foreign exchange translation of $934 million included in other comprehensive income (loss) ("OCI"), and the issuance of $650 million principal amount of Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures, which is detailed below. This was partially offset by net unrealized losses on available-for-sale ("AFS") assets of $1,290 million, the payment of $1,614 million of dividends on common shares of SLF Inc. ("common shares"), and the redemption of $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures, which is detailed below.

Our capital and liquidity positions remain strong with a LICAT ratio of 130% at SLF Inc., a financial leverage ratio of 25.1%(1)(2) and $1.1 billion in cash and other liquid assets(1)(2) as at December 31, 2022 in SLF Inc. (the ultimate parent company), and its wholly-owned holding companies (December 31, 2021 - $4.7 billion).

(1)This is a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    13

Capital Transactions
On August 10, 2022, SLF Inc. issued $650 million principal amount of Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures due 2034. The net proceeds will be used for general corporate purposes of the Company, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On November 23, 2022, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

During the fourth quarter, a matter related to reinsurance pricing for our U.S. In-force Management business was resolved. Sun Life recaptured the reinsurance treaty, which resulted in a net reduction to the SLF Inc. LICAT ratio of approximately two percentage points.

Subsequent Events
For additional information, refer to Note 28 of our 2022 Annual Consolidated Financial Statements.

On January 20, 2023, we announced a 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank ("Dah Sing"). Under this partnership, Sun Life will be the exclusive provider of life insurance solutions to Dah Sing's 570,000 retail banking customers, helping to fulfill their savings and protection needs at different life stages. This is Sun Life's first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of over 2,500 expert insurance advisors. Hong Kong is a thriving life insurance hub in Asia and bancassurance is a key distribution channel, accounting for more than 50% of the life insurance distribution mix. Following the completion of regulatory processes and approvals, distribution of Sun Life products is anticipated to start in July 2023.

On February 1, 2023, we completed the acquisition of a 51%(1) interest in Advisors Asset Management, Inc. ("AAM"), a leading independent U.S. retail distribution firm. AAM provides access to U.S. retail distribution for SLC Management, Sun Life's institutional fixed income and alternatives asset manager. This allows SLC Management to meet the growing demand among U.S. HNW investors for alternative assets. AAM provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers, overseeing US$40.5 billion (approximately C$55 billion) in assets as at December 31, 2022, with 10 offices across nine U.S. states.

On February 1, 2023, we completed the sale of our sponsored markets business from Sun Life Assurance Company of Canada ("SLA"), a wholly owned subsidiary of SLF Inc., to Canadian Premier Life Insurance Company ("Canadian Premier"). Sponsored markets include a variety of association & affinity, and group creditor clients.

(1)On a fully diluted basis.
14    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

F. Performance by Business Segment

	Quarterly results
($ millions)	Q4'22	Q3'22	Q4'21
Reported net income (loss) - Common shareholders
Canada	367	210	356
U.S.	110	94	85
Asset Management	322	215	140
Asia	98	125	446
Corporate	54	(178)	51
Total reported net income (loss) - Common shareholders	951	466	1,078
Underlying net income (loss)(1)
Canada	324	300	266
U.S.	240	216	72
Asset Management	313	295	382
Asia	152	175	130
Corporate	(39)	(37)	48
Total underlying net income (loss)(1)	990	949	898

(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2022 Annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Canada

	Quarterly results
($ millions)	Q4'22	Q3'22	Q4'21
Individual Insurance & Wealth	165	48	217
Sun Life Health(1) (formerly Group Benefits)	127	56	65
Group Retirement Services	75	106	74
Reported net income - Common shareholders	367	210	356
Less: Market-related impacts(2)	(44)	(134)	90
Assumption changes and management actions(2)	34	45	2
Acquisition, integration and restructuring(2)	(1)	(1)	(2)
Other(2)(3)	54	—	—
Underlying net income(4)	324	300	266
Reported ROE (%)(4)	16.7%	10.1%	17.5%
Underlying ROE (%)(4)	14.8%	14.3%	13.1%
Insurance sales(4)	246	233	241
Wealth sales(4)	6,584	4,131	5,676

(1)Effective Q4'21, we began reporting on the performance and results of Sun Life Health, which brings our Group Benefits business and Lumino Health platform together.
(2)Represents an adjustment to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section G - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4'22 vs. Q4'21
Canada's reported net income of $367 million increased $11 million or 3%, mainly driven by the impact of the Canada Tax Rate Change(1) and an increase in underlying net income, partially offset by a decrease in the value of real estate investments and lower equity market gains.

(1)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $76 million in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section C - Profitability in this document for more information.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    15

Underlying net income of $324 million increased $58 million or 22%, primarily driven by experience-related items and higher investment-related earnings. Growth in protection and health was mostly offset by lower wealth results reflecting declines in equity markets. Experience in the fourth quarter included favourable morbidity mainly reflecting lower claims volumes and higher margins in Sun Life Health, and investment gains.

Growth
Quarterly Comparison - Q4'22 vs. Q4'21
Canada insurance sales increased $5 million or 2%, as higher large case group benefits sales in Sun Life Health were mostly offset by lower individual participating whole life insurance sales.

Canada wealth sales increased $0.9 billion or 16%, driven by higher defined contribution(1) sales in GRS, partially offset by lower individual wealth sales.

2. U.S.

	Quarterly results
(US$ millions)	Q4'22	Q3'22	Q4'21
Group Benefits(1)	110	92	6
Dental(1)	(22)	9	3
In-force Management	(7)	(29)	59
Reported net income (loss) - Common shareholders	81	72	68
Less: Market-related impacts(2)	(46)	(14)	33
Assumption changes and management actions(2)	2	(20)	(15)
Acquisition, integration and restructuring(2)	(55)	(18)	(6)
Other(2)(3)	3	(42)	—
Underlying net income (loss)(4)	177	166	56
Reported ROE (%)(4)	6.2%	5.5%	8.9%
Underlying ROE (%)(4)	13.6%	12.8%	7.3%
After-tax profit margin for Group Benefits (%)(1)(4)(5)	8.4%	5.9%	6.0%
Insurance sales(4)	899	281	809
(C$ millions)
Reported net income (loss) - Common shareholders	110	94	85
Less: Market-related impacts(2)	(63)	(17)	40
Assumption changes and management actions(2)	3	(26)	(19)
Acquisition, integration and restructuring(2)	(74)	(24)	(8)
Other(2)(3)	4	(55)	—
Underlying net income (loss)(4)	240	216	72

(1)Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest Group, Inc. ("DentaQuest"), acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.
(2)Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section G - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(5)Based on underlying net income, on a trailing four-quarter basis, and which is described in section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4'22 vs. Q4'21
U.S.'s reported net income of US$81 million increased US$13 million or 29%, driven by the increase in underlying net income, partially offset by market-related impacts and DentaQuest integration costs.

Underlying net income of US$177 million increased US$121 million, driven by growth across all businesses, contribution from the DentaQuest acquisition and favourable experience-related items. Experience in the quarter included favourable morbidity mainly reflecting lower medical stop-loss and group disability claims volumes, and investment gains, partially offset by mortality due to higher value claims. Compared to prior year, mortality experience in Group Benefits improved significantly due to lower COVID-19-related claims.

Foreign exchange translation led to an increase of $9 million and $17 million in reported net income and underlying net income, respectively.

(1)Defined contribution sales include retained business sales.
16    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

Growth
Quarterly Comparison - Q4'22 vs. Q4'21
U.S. insurance sales increased by US$90 million or 11%, driven by higher dental(1) and employee benefits sales, partially offset by lower medical stop-loss sales.

(1)Dental sales include sales from DentaQuest, acquired on June 1, 2022.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    17

3. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q4'22	Q3'22	Q4'21
Reported net income - Common shareholders	322	215	140
Less: Fair value adjustments on MFS's share-based payment awards(1)	28	37	(47)
Acquisition, integration and restructuring(1)(2)(3)	(26)	(117)	(195)
Other(1)(4)	7	—	—
Underlying net income(5)	313	295	382
Assets under management (C$ billions)(5)	952.0	911.6	1,059.2
Gross flows (C$ billions)(5)	37.4	36.4	47.0
Net flows (C$ billions)(5)	(12.6)	(7.7)	8.3
MFS (C$ millions)
Reported net income - Common shareholders	303	312	295
Less: Fair value adjustments on MFS's share-based payment awards(1)	28	37	(47)
Underlying net income(5)	275	275	342
Assets under management (C$ billions)(5)	742.3	703.4	875.2
Gross flows (C$ billions)(5)	31.2	28.2	34.9
Net flows (C$ billions)(5)	(16.1)	(13.4)	(1.5)
MFS (US$ millions)
Reported net income - Common shareholders	223	240	234
Less: Fair value adjustments on MFS's share-based payment awards(1)	21	28	(38)
Underlying net income(5)	202	212	272
Pre-tax net operating profit margin for MFS(5)	40%	41%	43%
Average net assets (US$ billions)(5)	540.5	560.9	680.6
Assets under management (US$ billions)(5)(6)	547.9	508.7	692.8
Gross flows (US$ billions)(5)	23.0	21.6	27.7
Net flows (US$ billions)(5)	(11.9)	(10.3)	(1.2)
Asset appreciation (depreciation) (US$ billions)	51.0	(33.9)	36.9
SLC Management (C$ millions)
Reported net income - Common shareholders	19	(97)	(155)
Less: Acquisition, integration and restructuring(1)(2)(3)	(26)	(117)	(195)
Other(1)(4)	7	—	—
Underlying net income(5)	38	20	40
Fee-related earnings(5)	73	58	60
Pre-tax fee-related earnings margin(5)(7)	24%	24%	22%
Pre-tax net operating margin(5)(7)	21%	22%	22%
Assets under management (C$ billions)(5)	209.6	208.2	183.9
Gross flows (C$ billions)(5)	6.1	8.2	12.1
Net flows (C$ billions)(5)	3.5	5.7	9.7
Fee earning assets under management ("FE AUM") (C$ billions)(5)	164.4	162.9	147.9
Gross flows - FE AUM (C$ billions)(5)	7.9	10.2	13.5
Net flows - FE AUM (C$ billions)(5)	5.8	8.8	11.5
Capital raising (C$ billions)(5)	3.0	3.8	6.6
Deployment (C$ billions)(5)	6.9	9.5	10.9
(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $17 million in Q4'22 (Q3'22 - $15 million; Q4'21 - $15 million).
(3)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $80 million in Q3'22 and $153 million in Q4'21.
(4)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section G - Non-IFRS Financial Measures in this document.
(5)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(6)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at December 31, 2022.
(7)Based on a trailing 12-month basis.

18    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

Profitability
Quarterly Comparison - Q4'22 vs. Q4'21
Asset Management's reported net income of $322 million increased $182 million, which included a charge for the increase in SLC Management's acquisition-related liabilities(1) in the fourth quarter of 2021. Q4'22 reported net income also reflects a decline in the fair value of MFS' share-based payment awards, mostly offset by the decline in underlying net income.

Underlying net income of $313 million decreased $69 million or 18%, primarily due to lower MFS earnings.

Foreign exchange translation led to an increase of $21 million and $20 million in reported net income and underlying net income, respectively.

MFS' Q4'22 reported net income of US$223 million decreased US$11 million or 5%, reflecting fair value changes on MFS' share-based payment awards. Underlying net income of US$202 million decreased US$70 million or 26%, largely reflecting declines in global equity markets which contributed to lower ANA, partially offset by lower variable compensation expenses and higher net investment returns. Pre-tax net operating profit margin was 40%, (Q4'21 - 43%), driven by the decline in ANA.

SLC Management's reported net income was $19 million compared to reported net loss of $155 million in the prior year, which included a charge for the increase in SLC Management's acquisition-related liabilities(1) in the fourth quarter of 2021. Underlying net income of $38 million decreased $2 million or 5%. Higher fee-related earnings reflecting strong capital raising and capital deployment across the platform were mostly offset by real estate investment losses.

Growth
Asset Management’s AUM decreased $107.2 billion or 10% from December 31, 2021, reflecting net asset value changes of $80.7 billion, net outflows of $22.0 billion, and Client distributions of $4.6 billion.

MFS’s AUM decreased US$144.9 billion or 21% from December 31, 2021, reflecting asset value changes of US$111.9 billion and net outflows of US$33.1 billion. In Q4'22, 97% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten- and five-year performance, and 48% ranked in the top half of their Morningstar categories based on three-year performance.

SLC Management's AUM increased by $25.7 billion or 14% as at December 31, 2022 compared to December 31, 2021, driven by net inflows of $21.5 billion and asset value changes of $8.8 billion, partially offset by Client distributions of $4.6 billion.

SLC Management FE AUM increased $16.5 billion or 11%, driven by net inflows of $25.2 billion, partially offset by Client distributions of $6.9 billion and asset value changes of $1.8 billion. Net inflows were comprised of capital deployment and Client contributions, totaling $33.0 billion, partially offset by outflows of $7.8 billion.

In the fourth quarter of 2022, SLC Management reported net inflows of $3.5 billion, which were comprised of Client deployment and capital raising, totaling $6.1 billion, partially offset by outflows of $2.6 billion from Client withdrawals.

4. Asia

	Quarterly results
($ millions)	Q4'22	Q3'22	Q4'21
Local Markets	36	52	374
International Hubs	62	73	72
Reported net income - Common shareholders	98	125	446
Less: Market-related impacts(1)	(88)	8	23
Assumption changes and management actions(1)	17	(58)	(2)
Acquisition, integration and restructuring(1)	—	—	295
Other(1)(2)	17	—	—
Underlying net income (loss)(3)	152	175	130
Reported ROE (%)(3)	5.5%	7.3%	27.7%
Underlying ROE (%)(3)	8.6%	10.2%	8.0%
Insurance sales(3)	376	344	345
Wealth sales(3)	1,790	2,531	4,046

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section G - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

(1)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    19

Profitability
Quarterly Comparison - Q4'22 vs. Q4'21
Asia's reported net income of $98 million decreased $348 million or 78%, reflecting a prior year gain from the IPO of our India asset management joint venture and unfavourable market-related impacts in the current year.

Underlying net income of $152 million increased $22 million or 17%, driven by business growth and experience in protection and health, including improved mortality compared to prior year which included COVID-19-related claims, partially offset by lower fee-based income reflecting equity market declines. Higher new business strain in Hong Kong was offset by new business gains in International and Vietnam.

Foreign exchange translation led to an increase of $5 million and $1 million in reported net income and underlying net income, respectively.

Growth
Quarterly Comparison - Q4'22 vs. Q4'21
Asia insurance sales increased 9%(1), driven by sales growth in India, International, the Philippines and Vietnam, partially offset by lower sales in China and Hong Kong.

Asia wealth sales decreased 56%(1), reflecting lower sales in the Philippines, India and Hong Kong.

5. Corporate

	Quarterly results
($ millions)	Q4'22	Q3'22	Q4'21
UK	15	(107)	23
Corporate Support	39	(71)	28
Reported net income (loss) - Common shareholders	54	(178)	51
Less: Market-related impacts(1)	59	(17)	3
Assumption changes and management actions(1)	—	46	—
Other(1)(2)	34	(170)	—
Underlying net income (loss)(3)	(39)	(37)	48

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section G - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4'22 vs. Q4'21
Corporate reported net income of $54 million increased $3 million or 6%, reflecting the net impact of tax related matters(2) largely offset by the change in underlying net income.

Underlying net loss was $39 million, compared to net income of $48 million in the prior year, reflecting a higher effective tax rate, partially offset by lower expenses.

(1)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section G - Non-IFRS Financial Measures in this document.
(2)Tax related matters include tax-exempt investment income in reported net income and the impact of the Canada Tax Rate Change. On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $51 million in the fourth quarter, reflected in Other adjustments. Refer to section C - Profitability in this document for more information.
20    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

G. Non-IFRS Financial Measures
1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (iii) the impacts of changes in the fair value of investment properties in the reporting period; and (iv) tax-exempt investment income(1);
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
i.fair value adjustments on MFS' share-based payment awards that are settled with MFS’ own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’ results with publicly traded asset managers in the United States;
ii.acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods;
iii.certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; and
iv.other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 26 of our 2022 Annual Consolidated Financial Statements. For additional information about the SLEECS, please refer to Note 13 of our 2022 Annual Consolidated Financial Statements.

(1)The removal of tax-exempt investment income differing from our best estimate has been applied prospectively, effective Q4'22.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    21

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q4'22	Q3'22	Q4'21	2022	2021
Reported net income - Common shareholders	951	466	1,078	3,060	3,934
Market-related impacts
Equity market impacts
Impacts from equity market changes	(48)	(53)	97	(294)	278
Basis risk impacts	14	5	10	51	24
Equity market impacts	(34)	(48)	107	(243)	302
Interest rate impacts(1)
Impacts of interest rate changes	(23)	(123)	(35)	(296)	74
Impacts of credit spread movements	(16)	6	3	50	(11)
Impacts of swap spread movements	4	2	(4)	(2)	8
Interest rate impacts	(35)	(115)	(36)	(248)	71
Impacts of changes in the fair value of investment properties	(67)	3	85	81	254
Less: Market-related impacts	(136)	(160)	156	(410)	627
Less: Assumption changes and management actions	54	7	(19)	62	74
Other adjustments
Fair value adjustments on MFS' share-based payment awards	28	37	(47)	106	(186)
Acquisition, integration and restructuring(2)(3)(4)(5)(6)	(101)	(142)	90	(338)	(18)
Other(7)(8)(9)(10)(11)(12)(13)	116	(225)	—	(34)	(96)
Less: Total of other adjustments	43	(330)	43	(266)	(300)
Underlying net income	990	949	898	3,674	3,533
Reported EPS (diluted) ($)	1.62	0.80	1.83	5.21	6.69
Less: Market-related impacts ($)	(0.23)	(0.27)	0.26	(0.70)	1.06
Assumption changes and management actions ($)	0.09	0.01	(0.03)	0.10	0.12
Fair value adjustments on MFS' share-based payment awards ($)	0.05	0.06	(0.08)	0.18	(0.32)
Acquisition, integration and restructuring ($)	(0.18)	(0.24)	0.15	(0.56)	(0.03)
Other ($)	0.20	(0.37)	—	(0.06)	(0.16)
Impact of convertible securities on diluted EPS ($)	—	(0.01)	—	(0.02)	(0.01)
Underlying EPS (diluted) ($)	1.69	1.62	1.53	6.27	6.03

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $17 million in Q4'22 and $64 million in 2022 (Q3'22 - $15 million; Q4'21 - $15 million; 2021 - $59 million).
(3)The restructuring charge of $57 million in 2021 related to our strategy for our workspace and redefining the role of the office.
(4)Reflects acquisition and integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $80 million in Q3'22 and $153 million in Q4'21.
(6)Reflects a realized gain of $297 million on the Initial Public Offering of Aditya Birla Sun Life Asset Management Company in Q4'21.
(7)Q3'22 reflects an impairment charge of $170 million (£108 million) pertaining to the attributed goodwill that is not expected to be recovered through the Sun Life UK sale. For more details, see section B - Overview - 4 - Acquisitions and Other in the 2022 Annual MD&A.
(8)Includes a charge of $55 million in Q3'22 reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business.
(9)Q2'22 reflects a gain on the sale-leaseback of our Wellesley office in the U.S.
(10)Q3'21 reflects an adjustment for investment income and expense allocations between participating policyholders and shareholders for prior years.
(11)Q2'21 reflects the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million.
(12)On December 15, 2022, legislation implementing an additional surtax of 1.5% applicable to banks and life insurers’ taxable income in excess of $100 million was enacted in Canada ("Canada Tax Rate Change"). This legislation applies retroactively to the Federal Budget date of April 7, 2022. As a result, reported net income increased by $127 million in the fourth quarter, reflected in ACMA and Other adjustments. Refer to section C - Profitability in this document for more information.
(13)Q4'22 includes the unwinding of an internal reinsurance agreement.

22    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q4'22	Q3'22	Q4'21	2022	2021
Reported net income - Common shareholders (after-tax)	951	466	1,078	3,060	3,934
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	(273)	(212)	153	(401)	849
Assumption changes and management actions	67	15	(23)	83	66
Other adjustments(1)	(88)	(362)	67	(419)	(320)
Total underlying net income adjustments (pre-tax)	(294)	(559)	197	(737)	595
Less: Taxes related to underlying net income adjustments(1)	255	76	(17)	123	(194)
Underlying net income (after-tax)	990	949	898	3,674	3,533
(1)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:

After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company's asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM.

Other AUM is composed of retail, institutional and other-third party assets, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Effective January 1, 2022, certain components of Other AUM were renamed to "Retail" and "Institutional and managed funds" to align with market naming conventions. Previously, these components were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A. While labeling changes have modified certain terminology, the composition of these components has not been affected.

	Quarterly results
($ millions)	Q4'22	Q4'21
General fund assets	205,614	205,374
Segregated funds	125,292	139,996
Other AUM	994,953	1,099,358
Total assets under management	1,325,859	1,444,728
Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section D - Profitability in the 2022 Annual MD&A.

Note 10.A of the Consolidated Financial Statements for the period ended December 31, 2022 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    23

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Year-to-date
($ millions)	Q4'22	Q3'22	Q4'21	2022	2021
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	69	(17)	1	57	(273)
Less: Participating policyholders(1)	(1)	—	—	3	(9)
Less: Other items(2)	—	(20)	—	(20)	—
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	70	3	1	74	(264)
Less: Tax	14	5	—	19	(93)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	56	(2)	1	55	(171)
Add: Management actions (after-tax)(3)	(2)	9	(20)	7	247
Other (after-tax)(4)	—	—	—	—	(2)
Assumption changes and management actions (after-tax)(5)(6)	54	7	(19)	62	74
(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Other includes a charge reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business.
(3)Adjustment to include the impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities, on an after-tax basis. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was a decrease of $3 million in Q4'22 and an increase of $9 million in 2022 (Q3'22 - an increase of $12 million; Q4'21 - a decrease of $25 million; 2021 - an increase of $331 million).
(4)Adjustments to include the impacts of method and assumption changes on investment contracts and other policy liabilities, on an after-tax basis. The pre-tax impact to Method and assumption changes on insurance contract liabilities was $nil in Q4'22 and $nil in 2022 (Q3'22 - $nil; Q4'21 - $nil; 2021 - a decrease of $2 million).
(5)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section D - Profitability in the 2022 Annual MD&A.

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.

Capital raising. This measure consists of increases in SLC Management's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2022	As at December 31, 2021
Cash, cash equivalents & short-term securities	423	2,383
Debt securities(1)	1,408	1,421
Equity securities(2)	102	861
Sub-total(3)	1,933	4,665
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)(4)	(883)	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)(5)	1,050	4,665
(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)For 2021, amount included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(4)Loans related to acquisitions have been included as an adjustment to Cash and other liquid assets, as they reflect funding for the DentaQuest acquisition.
(5)Represents available funds for capital re-deployment.

24    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Earnings on Surplus. This component of the Sources of Earnings ("SOE") represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on available-for-sale assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments, investment properties mark-to-market, and interest on debt.

Expected profit. The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Experience-related items attributable to reported net income and underlying net income. Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best estimate assumptions at the start of the reporting period. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures.

Fee earning AUM. FE AUM consists of assets managed by SLC Management, which are beneficially owned by Clients, to which we provide investment management, property management or advisory-related services on the basis of which we earn management fees pursuant to management or other fee agreements. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of SLC Management's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. Operating income represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. Fee-related revenue represents all fee income, with the exception of performance fees, generated from third-party investors. Fee-related expenses represent all expenses directly related to generating fee revenue from third-party investors. Investment income (loss) and performance fees represent total income or loss from our seed investments, net of the related expenses. Interest and other represents performance fee compensation, our net interest income or expense and income from managing the General Account assets.

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management	Quarterly results			Year-to-date
($ millions)	Q4'22	Q3'22	Q4'21	2022	2021
Fee income (per IFRS)	501	310	300	1,412	1,099
Less: Non-fee-related revenue adjustments(1)(2)	235	67	59	435	231
Fee-related revenue	266	243	241	977	868
Total expenses (per IFRS)	452	391	470	1,405	1,271
Less: Non-fee-related expense adjustments(2)(3)	259	206	289	665	600
Fee-related expenses	193	185	181	740	671
Fee-related earnings	73	58	60	237	197
Add: Investment income (loss) and performance fees(4)	13	—	15	24	34
Add: Interest and other(5)	(21)	(16)	(11)	(50)	(35)
Operating income	65	42	64	211	196

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to our seed investments, and as such, we have excluded the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS as follows (amounts have been adjusted for rounding):

	Quarterly results			Year-to-date
($ millions)	Q4'22	Q3'22	Q4'21	2022	2021
Net investment income (loss) (per IFRS)	5	(14)	(1)	1	19
Less: Other - Investment income (loss)	(3)	(14)	(5)	(15)	(3)
Add: Investment income (loss) and performance fees - fee income	5	—	11	8	12
Investment income (loss) and performance fees	13	—	15	24	34

(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    25

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments. The ratio is an indicator of the Company's capital adequacy measured by its proportion of capital qualifying debt in accordance with OSFI guidelines.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Benefits and expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For items as at a point in time, such as Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and Expected profit component of our Sources of Earnings disclosure, period-end rates are used for currency translation purposes.

Impact of new business. The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a gain or loss at the point-of sale, primarily because valuation assumptions are different than pricing assumptions and/or actual acquisition expenses may differ from those assumed in pricing.

Other AUM. Other AUM is composed of retail, institutional and other-third party assets, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Effective January 1, 2022, certain components of Other AUM were renamed to "Retail" and "Institutional and managed funds" to align with market naming conventions. Previously, these components were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A. While labeling changes have modified certain terminology, the composition of these components has not been affected.

Pre-tax fee related earnings margin. This ratio is a measure of SLC Management's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding the impact of fair value adjustments on MFS' share-based payment awards and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

Effective January 1, 2022, this measure was renamed to "Pre-tax net operating margin" to improve naming consistency within our Asset Management business. Previously, this measure was referred to as "Pre-tax net operating profit margin ratio for MFS" in our interim and annual MD&A. While labeling changes has modified certain terminology, the composition of the measure has not been affected.

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS	Quarterly results			Year-to-date
(US$ millions)	Q4'22	Q3'22	Q4'21	2022	2021
Revenue
Fee income (per IFRS)	775	801	981	3,323	3,779
Less: Commissions	99	104	131	433	509
Less: Other(1)	(13)	(13)	(10)	(53)	(42)
Adjusted revenue	689	710	860	2,943	3,312
Expenses
Expenses (per IFRS)	514	500	668	2,162	2,650
Net investment (income)/loss (per IFRS)	(22)	(7)	(1)	(17)	—
Less: Gross fair value adjustments on share-based payment awards(2)	(11)	(17)	56	(38)	216
Less: Commissions	99	104	131	433	509
Less: Other(1)	(13)	(13)	(10)	(53)	(42)
Adjusted expenses	417	419	490	1,803	1,967
Pre-tax net operating margin	40%	41%	43%	39%	41%
(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)For more information on this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

26    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and gross flows. In Canada, insurance sales consist of sales of individual insurance and Sun Life Health products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management gross flows includes funds from retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. In Canada and in Asia, net sales consist of gross wealth sales less redemptions. Asset Management net flows consist of gross flows less gross outflows; SLC Management's net flows do not include Client distributions from the sale of underlying assets in closed-end funds. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure.

Sources of Earnings ("SOE"). The SOE is prepared in accordance with the OSFI Guideline D-9, Sources of Earnings Disclosures and is therefore not prescribed under IFRS. The preparation for the document and its components does not have a standard for preparation as it depends on the methodology, estimates, and assumptions used. The components of the SOE are: expected profit, impact of new business, experience gains and losses, management actions and changes in assumptions, and earnings on surplus. On a comparative period-over-period basis, this document refers to the change in expected profit as business growth.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the capital budgeting process to ensure that we are able to achieve our payout targets after factoring in our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section I - Capital and Liquidity Management in our 2022 Annual MD&A.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    27

3. Reconciliations of Select Non-IFRS Financial Measures
Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q4'22
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	367	110	322	98	54	951
Less: Market-related impacts (pre-tax)(1)	(110)	(79)	—	(87)	3	(273)
ACMA (pre-tax)	47	4	—	16	—	67
Other adjustments (pre-tax)(1)(2)	(1)	(96)	9	17	(17)	(88)
Tax expense (benefit) on above items(2)	107	41	—	—	107	255
Underlying net income (loss)	324	240	313	152	(39)	990
	Q3'22
Reported net income (loss) - Common shareholders	210	94	215	125	(178)	466
Less: Market-related impacts (pre-tax)(1)	(170)	(22)	—	8	(28)	(212)
ACMA (pre-tax)	62	(33)	—	(58)	44	15
Other adjustments (pre-tax)(1)(2)	(1)	(102)	(89)	—	(170)	(362)
Tax expense (benefit) on above items(2)	19	35	9	—	13	76
Underlying net income (loss)	300	216	295	175	(37)	949
	Q4'21
Reported net income (loss) - Common shareholders	356	85	140	446	51	1,078
Less: Market-related impacts (pre-tax)(1)	71	51	—	29	2	153
ACMA (pre-tax)	2	(23)	—	(2)	—	(23)
Other adjustments (pre-tax)(1)(2)	(3)	(10)	(273)	353	—	67
Tax expense (benefit) on above items(2)	20	(5)	31	(64)	1	(17)
Underlying net income (loss)	266	72	382	130	48	898
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q4'22		Q3'22		Q4'21
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	303	19	312	(97)	295	(155)
Less: Other adjustments (pre-tax)(1)(2)	33	(24)	42	(131)	(48)	(225)
Tax expense (benefit) on above items(2)	(5)	5	(5)	14	1	30
Underlying net income (loss)	275	38	275	20	342	40

(1)    For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)    Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax in U.S. dollars

	Q4'22		Q3'22		Q4'21
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Reported net income (loss) - Common shareholders	81	223	72	240	68	234
Less: Market-related impacts (pre-tax)(1)	(58)	—	(18)	—	42	—
ACMA (pre-tax)	3	—	(25)	—	(19)	—
Other adjustments (pre-tax)(1)(2)	(71)	24	(78)	32	(8)	(39)
Tax expense (benefit) on above items(2)	30	(3)	27	(4)	(3)	1
Underlying net income (loss)	177	202	166	212	56	272

(1)    For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)    Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

28    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

Reported Net Income to Underlying Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our underlying net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q4'22	Q3'22	Q4'21
Reported net income (loss) - Common shareholders(1)	110	92	6
Less: Market-related impacts (pre-tax)(2)	(5)	(5)	8
ACMA (pre-tax)	—	(8)	—
Other adjustments (pre-tax)(2)	(1)	(1)	(1)
Tax expense (benefit) on above items	1	3	(1)
Underlying net income (loss) for U.S. Group Benefits	115	103	—
(1)Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest, acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.
(2)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    29

H. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to our intention to divest Sun Life UK; (iii) relating to the distribution of our products under our bancassurance partnership in Hong Kong with Dah Sing Bank; (iv) relating to the expected impacts of the adoption of IFRS 17 and IFRS 9; (v) relating to our growth initiatives and other business objectives; (vi) relating to our targets and commitments (including with respect to our sustainability plan and net zero emissions); (vii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (viii) that are predictive in nature or that depend upon or refer to future events or conditions, and (ix) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements. In addition, as Sun Life works to advance its climate goals, external factors outside of Sun Life’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, technological advancements, the evolution of consumer behaviour, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations. Other factors that may cause actual results and shareholder value to differ materially from those expressed in the forward-looking statements include the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in 2022 Annual MD&A under the headings D - Profitability - 5 - Income taxes, F - Financial Strength and J - Risk Management and in SLF Inc.’s 2022 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The following risk factors are related to our intention to divest Sun Life UK that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) the failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction and the dedication of our resources to completing the transaction. Each of these risks could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
30    Sun Life Financial Inc.     Fourth Quarter 2022        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q4'22 financial results will be reviewed at a conference call on Thursday, February 9, 2023, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4 2023 period end.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Yaniv Bitton
Director, Corporate Communications	Vice-President, Head of Investor Relations and Capital Markets
Tel: 226-751-2391	Tel: 416-979-6496
krista.wilson@sunlife.com	yaniv.bitton@sunlife.com

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2022    31